Pricing term sheet dated October 23, 2012

to Preliminary Prospectus Supplement dated October 23, 2012

Filed Pursuant to Rule 433

Registration No. 333-165263

Pricing Term Sheet

Relating to Preliminary Prospectus Supplement Dated October 23, 2012 of

Plains Exploration & Production Company

This term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement referenced above. The information in this term sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan at (800) 245-8812, Barclays at (888) 603-5847, BMO Capital Markets at (800) 414-3627, Citigroup at (800) 831-9146 or Wells Fargo Securities at (800) 326-5897.

Issuer:	Plains Exploration & Production Company
Security Description:	Senior Notes
Distribution:	SEC Registered
Title:	6.500% Senior Notes due 2020 (“2020 Notes”) 6.875% Senior Notes due 2023 (“2023 Notes”)
Face:	$1,500,000,000 (2020 Notes) $1,500,000,000 (2023 Notes)
Gross Proceeds:	$1,500,000,000 (2020 Notes) $1,500,000,000 (2023 Notes)
Net Proceeds (Before Expenses):	$1,477,500,000 (2020 Notes) $1,477,500,000 (2023 Notes)
Coupon:	6.500% (2020 Notes) 6.875% (2023 Notes)
Maturity:	November 15, 2020 (2020 Notes) February 15, 2023 (2023 Notes)
Offering Price:	100.000% (2020 Notes) 100.000% (2023 Notes)
Yield to Maturity:	6.500% (2020 Notes) 6.875% (2023 Notes)
Spread to Treasury:	+509 basis points (2020 Notes) +516 basis points (2023 Notes)
Benchmark:	UST 2.625% due November 15, 2020 (2020 Notes) UST 7.125% due February 15, 2023 (2023 Notes)
Interest Pay Dates:	May 15 and November 15 (2020 Notes) February 15 and August 15 (2023 Notes)
Beginning:	May 15, 2013 (2020 Notes) February 15, 2013 (2023 Notes)
Equity Clawback:	Up to 35% at 106.500% until November 15, 2015 (2020 Notes) Up to 35% at 106.875% until November 15, 2015 (2023 Notes)

Optional Redemption:	2020 Notes:
Make-whole call @ T+50 bps prior to November 15, 2015, then, on or after
	November 15, 2015 November 15, 2016 November 15, 2017 November 15, 2018 and thereafter	104.875% 103.250% 101.625% 100.000%

2023 Notes:
Make-whole call @ T+50 bps prior to February 15, 2018, then, on or after
	February 15, 2018 February 15, 2019 February 15, 2020 February 15, 2021 and thereafter	103.438% 102.292% 101.146% 100.000%
Change of Control:	Put at 101% of principal plus accrued interest
Trade Date:	October 23, 2012
Settlement Date:	October 26, 2012 (T+3)
CUSIP:	726505AN0 (2020 Notes) 726505AP5 (2023 Notes)
ISIN:	US726505AN03 (2020 Notes) US726505AP50 (2023 Notes)
Denominations:	$2,000 x $1,000
Bookrunners:	J.P. Morgan Barclays BMO Capital Markets Citigroup Wells Fargo Securities
Senior Co-Managers:	BofA Merrill Lynch RBC Capital Markets Scotiabank TD Securities
Co-Managers:

Capital One Southcoast

Deutsche Bank Securities

Goldman, Sachs & Co.

ING

SunTrust Robinson Humphrey

UBS Investment Bank

BNP PARIBAS

CIBC

Comerica Securities

Fifth Third Securities, Inc.

Mizuho Securities

Capitalization

The following table sets forth our capitalization and cash balance as of June 30, 2012:

•	on a consolidated historical basis; and

•

on a pro forma basis, giving effect to (i) the consummation of the GOM Acquisition, (ii) our entry into the new credit facilities, (iii) borrowings of approximately $3.7 billion under our new credit facilities to fund a portion of the consideration for the GOM Acquisition, repay outstanding borrowings under our existing senior credit facility, to pay costs and expenses associated with the GOM Acquisition and related financing and for other general corporate purposes, and (iv) the issuance and sale of $3.0 billion in aggregate principal amount of notes in this offering and application of the estimated net proceeds thereof as described in “Use of proceeds” in the Preliminary Prospectus Supplement.

You should read our historical financial statements and notes, as well as our unaudited pro forma financial statements related to the GOM Acquisition and accompanying notes included in our Current Report on Form 8-K filed with the SEC on October 23, 2012, that are incorporated by reference into the Preliminary Prospectus Supplement.

	As of June 30, 2012
(Dollars in thousands)	Historical	Pro forma
Cash and cash equivalents	$302,157	$302,157

Long-term debt:
Senior revolving credit facility(1)	298,000	1,712,440
POI senior credit facility(2)	—	—
5-year term loan(3)	—	730,533
7-year term loan (4)	—	1,220,332
10% senior notes due 2016(5)	176,299	176,299
7 5/8% senior notes due 2018	400,000	400,000
6 1/8% senior notes due 2019	750,000	750,000
8 5/8% senior notes due 2019(6)	394,641	394,641
7 5/8% senior notes due 2020	300,000	300,000
6 5/8% senior notes due 2021	600,000	600,000
6 3/4% senior notes due 2022	1,000,000	1,000,000
6 1/2% senior notes due 2020	—	1,500,000
6 7/8% senior notes due 2023	—	1,500,000

Total long-term debt	3,918,940	10,284,245
Stockholders’ equity(7)	3,328,322	3,307,650
Noncontrolling interest:
Preferred stock of subsidiary	435,188	435,188

Total equity	3,763,510	3,742,838
Total capitalization	$7,682,450	$14,027,083

(1)	As of June 30, 2012, we had commitments under our senior revolving credit facility of $1.4 billion, of which $1.1 billion was available. Under the terms of the BP purchase and sale agreement, we made a performance deposit in September 2012 of $555 million with BP, which was funded by our senior revolving credit facility.

(2)	As of June 30, 2012, the POI senior credit facility had $300 million in commitments and no outstanding borrowings.

(3)	The balance is reflected net of $19.5 million of discount on issuance.

(4)	The balance is reflected net of $29.7 million of discount on issuance.

(5)	The balance is reflected net of unamortized discount of $8.6 million.

(6)	The balance is reflected net of unamortized discount of $5.4 million.

(7)	Retained earnings has been reduced by an estimated after-tax loss of $20.7 million associated with $3.1 million in deferred financing charges related to the amendment and restatement of our senior revolving credit facility and $30 million in commitment fees associated with our senior unsecured bridge term loan facility, which will be expensed because we will not borrow under the senior unsecured term loan bridge facility.

Ranking

As of June 30, 2012, on a pro forma as adjusted basis after giving effect to the Transaction Adjustments described in the Preliminary Prospectus Supplement, we would have had total indebtedness of approximately $10.3 billion ($3.7 billion of which would have been secured), excluding approximately $1.2 million in outstanding letters of credit, and we would have had approximately $1.2 billion and $300 million in additional secured borrowing capacity under our amended and restated senior credit facilities and the POI senior credit facility, respectively.

POI, which will not guarantee the notes, has 450,000 shares of 8% convertible perpetual preferred stock outstanding with an aggregate liquidation preference of at least $562.5 million plus accrued and unpaid dividends. For more information regarding this liquidation preference, see “Liquidity and Capital Resources” in our Annual Report on Form 10-K for the year ended December 31, 2011.

As of June 30, 2012, on a pro forma as adjusted basis after giving effect to the Transaction Adjustments described in the Preliminary Prospectus Supplement, the subsidiary guarantors would have had approximately $10.3 billion in total combined consolidated indebtedness outstanding ($3.7 billion of which would have been secured), and approximately $1.2 billion would have been available for borrowing under the amended and restated senior credit facilities, which is guaranteed by the subsidiary guarantors, and approximately $300 million would have been available for borrowing under the POI senior credit facility.

Expected Borrowing Base

We expect that our amended and restated senior credit facilities to be entered into in connection with the GOM Acquisition will have a borrowing base of $5.175 billion, which will be redetermined annually in the same manner as the borrowing base of our senior revolving credit facility. As with our existing senior revolving credit facility, we expect that the borrowing base under the amended and restated senior credit facilities will be automatically reduced by an amount equal to the product of 0.25 and the stated principal amount of any additional notes issued after such facilities become effective, unless the majority lenders otherwise agree.

Ratio of Earnings to Fixed Charges

After giving effect to (i) the consummation of the GOM Acquisition, (ii) our entry into the new credit facilities, (iii) borrowings of approximately $3.7 billion under our new credit facilities to fund a portion of the consideration for the GOM Acquisition, repay outstanding borrowings under our existing senior credit facility and pay costs and expenses associated with the GOM Acquisition and related financing and for general corporate purposes and (iv) the issuance and sale of $3.0 billion in aggregate principal amount of notes in this offering and application of the estimated net proceeds thereof as described in “Use of proceeds” in the Preliminary Prospectus Supplement, our pro forma ratio of earnings to fixed charges for the year ended December 31, 2011 and the six months ended June 30, 2012 is as follows:

	Pro Forma
	December 31, 2011	June 30, 2012
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$141,282	$167,116
Fixed charges (see below)	495,495	269,030
Amortization of capitalized interest	16,176	12,477
Interest capitalized	(117,367)	(32,316)
Preference security dividend of subsidiary	(2,310)	(30,458)

Total adjusted earnings available for payment of fixed charges	533,276	385,849

Fixed charges
Interest expense	355,743	195,935
Interest capitalized	117,367	32,316
Amortization of debt-related expenses	15,997	8,007
Rental expense representative of interest factor	4,078	2,314
Preference security dividend of subsidiary	2,310	30,458

Total fixed charges	$495,495	$269,030

Ratio of earnings to fixed charges	1.1	1.4